Exhibit 4.34

AMENDMENT AGREEMENT TO THE EXECUTIVE EMPLOYMENT AGREEMENT BETWEEN AZURE POWER INDIA PRIVATE LIMITED AND RANJIT GUPTA

This AMENDMENT AGREEMENT (“Amendment Agreement”) is entered into as of July 20, 2020, by and between Azure Power India Private Limited (the “Company”) and Ranjit Gupta (the “Executive”, and together with the Company, the “Parties”).

WHEREAS:

A.	The Parties entered into the Executive Employment Agreement dated November 18, 2019, recording the terms of employment of the Executive with the Company (“Agreement”).

B.	The Parties now wish to amend certain provisions of the Agreement as set out in this Amendment Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, covenants, representations and warranties set forth in this Amendment Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged by the Parties, the Parties hereby agree as follows:

1.	Unless the context otherwise requires, capitalised terms used in this Amendment Agreement but not defined herein shall have the meanings given to them in the Agreement.

2.	This Amendment Agreement shall be effective from the date of execution of the Agreement.

3.

From and after the date of this Amendment Agreement all references to the term “Agreement” in this Amendment Agreement or the original Agreement shall include the terms contained in this Amendment Agreement.

4.	The existing Section 2 (iii) (a)(x) of the Agreement shall be amended and restated to be read as below:

"(x)

Tranche 1 SARs. On the Joining Date i.e., July 18, 2019 (such date, the “Grant Date”), the Company shall grant to the Executive a one-time nonrecurring grant of 100,000 SARs. The exercise price per SAR for Tranche 1 SARs will be USD 10.485 (the “Initial Exercise Price”). The 100,000 Tranche 1 SARs will vest upon the occurrence of the “Restructuring Event” (as defined below) and may be exercised , at the Executive’s option, either within sixty (60) days from the occurrence of the Restructuring Event (the “Restructuring Event Exercise”); or if there is no Restructuring Event Exercise, after the occurrence of the Restructuring Event in accordance with the terms of this Section 2 (iii);  provided that if the Restructuring Event does not occur by December 31, 2020 then (i) 25,000 Tranche 1 SARs will vest on March 31, 2021 and 12,500 Tranche 1 SARs will vest on March 31 of each of the six (6) years subsequent to March 31, 2021, and (ii) vested Tranche 1 SARs may be exercised after March 31, 2024.”

5.	The existing Section 2 (iii) (a)(z) of the Agreement shall be amended and restated to be read as below:

“(z)

Tranche 3 SARs. The Company shall grant to the Executive (i) a minimum of 70,000 SARs on March 31, 2020 and (ii) a minimum of 40,000 SARs on March 31 of each subsequent year. The number of SARs granted each year may be increased by the Board taking into consideration the Company, APGL and the Executive’s performance. The exercise price per SAR for Tranche 3 SARs will be the Fair Market Value per share as of the date of the grant of the subject SAR. Tranche 3 SARs will vest over a period of four (4) years beginning twelve months after the date of grant in the proportion of 25% of such SARs per year and may be exercised upon vesting

For the purposes of determining the exercise price for Tranche 3 SARs, the Fair Market Value per share means :

i.

If APGL’s shares (the “Shares”) are listed and traded on any stock exchange as of the exercise date, its Fair Market Value per share will be the 10-Day Volume Weighted Closing Price Average for the 10 trading days up to and including the day being the exercise date.

For avoidance of doubt “10-Day Volume Weighted Closing Price Average” shall mean the number mathematically computed by (A) multiplying (i) the closing price of the Common Stock, as reported in The Wall Street Journal or such other source as the Administrator deems reliable, for each of the ten (10) Trading Days, including date of determination by, (ii) the trading volume of the Common Stock, as reported in The Wall Street Journal or such other source as the Administrator deems reliable, for each such Trading Day; (B) determining the sum of the product of (A) above for such 10-day period; and (C) dividing such sum by the cumulative trading volume, which is the sum of the trading volume of the Common Stock for each Trading day in such 10-day period as defined in Section (ii) herein.

If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last trading date such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

ii.

If the Shares are not listed and publicly traded on any stock exchange as of the exercise date, the fair market value per Share determined by the “Appraiser” (as defined below) using generally recognized methodologies, including discounted cash flow and multiples of earnings or EBITDA of comparable companies, and also considering any recent fund raising or liquidity event undertaken by APGL. The Board shall retain the Appraiser to prepare the fair market valuation report (the “FMV Report”) for each fiscal year after the audited full year financial statements for the subject fiscal year of APGL are finalized and approved by the APGL Board of Directors.”

6.	The existing Section 2 (iii) (b) of the Agreement shall be amended and restated to be read as below:

“(b)

SAR Value: The value of SARs payable to the Executive in cash upon exercise of vested SARs (the “SAR Cash Payment”) will be (i) the “Fair Market Value per share” as of the exercise date less the “Exercise Price” (as defined below) multiplied by (ii) the number of SARs being exercised. All cash payments related to the SARs shall be in INR and the SAR value shall be calculated from USD to INR at the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on the exercise date of the SARs.

For purposes of SAR Value, Fair Market Value per share means:

i.

If APGL’s shares (the “Shares”) are listed and traded on any stock exchange as of the exercise date, the closing price per share (or the closing bid, if no sales were reported) on the stock exchange where the Shares are traded during the regular trading session (and excluding pre- market and after-hours trading) on the day the subject SARs are exercised; provided that for the Restructuring Event Exercise, it will be the per share price at which the Restructuring Event  is undertaken.

ii.

If the Shares are not listed and publicly traded on any stock exchange as of the exercise date, the fair market value per Share determined by the "Appraiser'' (as defined below) using generally recognized methodologies, including discounted cash flow and multiples of earnings or EBITDA of comparable companies, and also considering any recent fund raising or liquidity event undertaken by APGL. The Board shall retain the Appraiser to prepare the fair market valuation report (the "FMV Report'') for each fiscal year after the audited full year financial statements for the subject fiscal year of APGL are finalized and approved by the APGL Board of Directors."

7.

Conflict. The Parties agree that this Amendment Agreement shall form part of the agreement, and this Amendment Agreement and the Agreement shall be read as a whole and shall constitute the entire understanding between the Parties relating to the subject matter of the Agreement. In case of conflict between the provisions of this Amendment Agreement and the Agreement, the provisions of this Amendment Agreement shall prevail.

8.

Binding. Except to the extent modified or amended by this Amendment Agreement, all the other terms and conditions of the Agreement shall continue to bind the Parties and none of the rights and   obligations of any of the Parties shall, except for the modifications or amendments contained in this Amendment Agreement, be deemed to be altered or modified in any manner whatsoever.

9.

Counterparts. This Amendment Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument and any Party may execute this Amendment Agreement by signing any one or more of such originals or counterparts. Any counterpart or other signature delivered by facsimile shall be deemed for all purposes as being good and valid execution and delivery of this Amendment Agreement by that Party.

IN WITNESS WHEREOF, each of the Parties has executed this Amendment Agreement, in the case of the Company by its duly authorized officer as of the day and year first above written.

COMPANY:

Azure Power India Private Limited

Name:	Barney Rush
Title:	Chairman of Compensation Committee

EXECUTIVE:

Ranjit Gupta